July 1, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:    Melissa Walsh, Staff Accountant
Stephen Krikorian, Accounting Branch Chief

Re:     N-able, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2024
Filed March 7, 2025
File No. 001-40297

Ladies and Gentlemen:

We are transmitting this letter in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated June 24, 2025 (the “Comment Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “10-K”) filed by N-able, Inc. (“N-able,” the “Company” or “we”). The italicized and numbered paragraph below corresponds to the numbered paragraph in the Comment Letter and is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2024

Report of Independent Registered Public Accounting Firm, page F-2

1.Your auditor states in the fourth paragraph of their report that they conducted their audits “in accordance with standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America.” Since you are an issuer, the audits of your financial statements must be in accordance with standards of the PCAOB. As a result, it is not clear why the audit report also refers to generally accepted auditing standards. Refer to PCAOB Auditing Standard 3101 and have your auditor advise or revise their report in future filings, as necessary.

Response: In response to the Staff’s comment, the Company’s auditor has informed us that it will remove the statement “and in accordance with auditing standards generally accepted in the United States of America” from its report in future filings.
* * * *
We appreciate the Staff’s attention to the review of the 10-K. Please do not hesitate to contact me at (781) 328-6490 if you have any questions regarding this letter.

Very truly yours,

/s/ Timothy O’Brien

Timothy O’Brien
Executive Vice President and Chief Financial Officer

cc:    Peter C. Anastos, Executive Vice President and General Counsel
N-able, Inc.

Brent Bernell
DLA Piper LLP (US)